Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 6, 2017

United Technologies’ planned acquisition of Rockwell Collins

Q&A for Rockwell Collins employees with equity based compensation

Below are some common questions and answers regarding how our intended acquisition by United Technologies Corp. (UTC) will impact equity awards granted by Rockwell Collins.

EQUITY BASED COMPENSATION

Q1. I have Rockwell Collins restricted stock units (RSUs). What happens to them when the transaction closes?

A. When the transaction closes, all RSUs that were granted prior to September 4, 2017, the date the Merger Agreement was signed, will be turned into the right to receive what other Rockwell Collins shareowners receive for their shares (see Q2 and Q3 below), less applicable withholdings. Withholdings will be taken from the cash portion of the consideration received.

However, if on the Closing Date you are retirement eligible or within two years of retirement eligibility (age 55), complicated tax rules prevent payment of this entire amount immediately. Instead, a portion will be paid to you when the transaction closes and a portion will be paid to you, regardless of whether you remain employed by Rockwell Collins, when the RSUs would have otherwise vested (i.e., on the third anniversary of the grant date). You will be provided with an individualized notice explaining which portion of your award will be paid immediately and which portion will be delayed.

Q2. What will Rockwell Collins shareowners receive for their shares?

A. Under the terms of the Merger Agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and $46.67 in shares of UTC common stock for each share of Rockwell Collins that they own, subject to a 7.5% collar centered on UTC’s Aug. 22, 2017 closing share price of $115.69.

Q3. How does the collar work?

A. The number of shares of UTC common stock that each Rockwell Collins shareowner will receive will be determined by using an exchange ratio. If the price of UTC common stock at closing is greater than $124.37 (i.e., 7.5% greater than the Aug. 22, 2017 closing share price of $115.69), the exchange ratio will be 0.37525. If the price of UTC common stock at closing is an amount greater than $107.01 but less than $124.37, the exchange ratio will be an amount equal to $46.67 divided by the UTC common stock price. If the price of UTC common stock at closing is an amount less than $107.01 (i.e., 7.5% less than the Aug. 22, 2017 closing share price of $115.69), the exchange ratio will be 0.43613. This mechanism is used to minimize fluctuation with regard to the dollar value for each of UTC’s shares of common stock.

Q4. I have Rockwell Collins performance shares outstanding for the performance period FY15-17 that would normally vest and payout in November 2017. What happens to these performance shares?

A. No change. The FY15-17 performance shares will be calculated and paid out per the award agreement in November 2017.

Q5. I have Rockwell Collins performance shares outstanding for two other open performance periods, FY16-18 and FY17-19. What happens to these performance shares when the transaction closes?

A. Your performance shares outstanding for these two performance periods will vest upon the closing of the transaction and will be paid at target (which is 100%). You will then receive what other Rockwell Collins shareowners receive for their shares (see Q2 and Q3 above), less applicable withholdings. Withholdings will be taken from the cash portion of the consideration received.

Q6. I have Rockwell Collins stock options. What happens to them when the transaction closes?

A. All Rockwell Collins stock options, whether vested or unvested, will be turned into the right to receive a payment of cash and UTC stock (see Q2 and Q3 above) in respect of the in-the-money value of your stock options, less applicable withholdings. For example, if the in-the-money value of your stock options was $10,000, you will receive the same amount of cash and UTC stock that a shareowner who owns Rockwell Collins shares with a value of $10,000 will receive. Withholdings will be taken from the cash portion of the consideration received.

Q7. I normally receive an award under the Long-Term Incentive Plan (LTIP) each November. What can I expect this November?

A. No change. You can expect a LTIP grant in November. However, in lieu of stock options the Company will grant time based RSUs that will vest like our stock options did -  1⁄3 vest each year over three years subject to continued employment. When the transaction closes, these time based RSUs will be converted into a number of UTC time based restricted stock units with an equivalent value that will continue to vest on the same schedule, subject to your continued employment with UTC through each vesting date. There is no change to the granting of performance shares. However, upon closing, these performance shares will convert (at 100% target) into UTC time based restricted stock units with an equivalent value that will cliff vest on the third anniversary of the November 2017 grant date, subject to your continued employment with UTC through such date.

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Q8. What happens to my November 2017 equity awards if my employment is terminated after the transaction closes?

A. If your employment is involuntarily terminated other than for “cause” or if you voluntarily terminate your employment for “good reason” after the transaction closes, then these awards will immediately vest in full. To see how these terms are defined, please refer to your 2016 performance share agreement (the 2017 award agreements for performance shares and time-based RSUs will use the same definitions).

This Q&A is only a summary and in the event of a conflict between this summary and the terms of the merger agreement or the applicable compensation or benefit plan or agreement, the merger agreement or the applicable plan or agreement will govern. This summary will not be treated as an amendment or other modification of any compensation or benefit plans or agreements and will not prohibit UTC or Rockwell Collins from amending or terminating any compensation or benefit plan or agreement in accordance with its terms.

Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

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Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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